Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated May 2, 2012 and should be read in conjunction with the unaudited Condensed Consolidated Financial Statements as at and for the three months ended March 31, 2012 and the MD&A and audited Consolidated Financial Statements for the year ended December 31, 2011 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

This MD&A contains Non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures” and “Forward-Looking Information and Statements” included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.

ARC is a dividend-paying Canadian exploration and production company with near-term oil, natural gas and natural gas liquids growth prospects. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays”. Production from individual oil and natural gas wells naturally decline over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. ARC was previously structured as a trust and converted to its present corporate structure on December 31, 2010. ARC continues to operate as an oil and natural gas production company, hiring and developing staff with expertise specific to ARC’s oil and natural gas operations. As of the end of March 2012, ARC had approximately 540 employees with 320 professional, technical and support staff in the Calgary office and 220 individuals located across ARC’s operating areas in western Canada.

ARC is results-focused with a goal to provide superior, long-term returns to shareholders through risk-managed value creation. ARC is disciplined in its approach to capital allocation, selecting projects that support its goal. ARC’s staff uses its expertise in the exploration for and development of oil and natural gas assets to unlock additional reserves that will lead to increased future production. The main activities that support this objective are:

1.	Resource Plays – Geological evaluation, acquisition, development and, if economically viable, subsequent production from lands and producing properties with a large resource in place. In general, these lands are amenable to drilling multi-stage fractured horizontal wells.

ARC’s most significant resource plays include the Montney natural gas and liquids development in northeast British Columbia, the Montney development at Ante Creek in northern Alberta and the Cardium formation at Pembina in central Alberta. ARC’s 2012 budgeted capital expenditures are focused on the resource play development at Ante Creek and Pembina in Alberta and Parkland/Tower in British Columbia. Additionally, ARC owns land in the Swan Hills area which is an emerging resource play in which ARC is currently commencing evaluation activities. Where applicable, enhanced oil recovery programs (“EOR programs”) are used to increase recovery of reserves. ARC has non-operated interests in the Weyburn and Midale units in Saskatchewan where operators have successfully implemented CO2 injection programs to increase recoverable oil reserves.  Also, ARC has completed the injection component of a CO2 pilot program at Redwater and continues to evaluate the potential for a commercial EOR project in that area.

2.	Conventional Oil & Natural Gas Production – ARC focuses on maximizing production while controlling operating costs on oil and natural gas wells located within its core producing areas in western Canada. This may include the periodic acquisition of strategic producing and undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. This may also include property dispositions. Current oil production is predominantly light and medium quality.

Table 1 highlights ARC’s production and reserves for the last five years:

Table 1

	2012 YTD	2011	2010	2009	2008
Production (boe/d)	94,970	83,416	73,954	63,538	65,126
Proved plus probable reserves (mmboe)(1)(2)(3)	n/a	574.4	487.4	379.0	321.7
(1)	As determined by ARC’s independent reserve evaluator solely at year end.
(2)	ARC has also disclosed contingent resources associated with interest in certain of our properties located in northeastern British Columbia in the company’s Annual Information Form as filed on SEDAR at www.sedar.com.
(3)	Company interest reserves. For more information, see the Company’s Annual Information Form as filed on SEDAR at www.sedar.com.

Total Return to Shareholders

ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 9.5 per cent (Table 2).

Table 2

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share	$1.20	$3.62	$8.45
Capital appreciation (depreciation) per share	$(3.45)	$8.75	$1.65
Total return per share	(8.6)%	90.8%	57.5%
Annualized total return per share	(8.6)%	24.0%	9.5%
S&P/TSX Exploration & Producers Index annualized total return	(28.7)%	8.4%	(1.6)%
(1)	Calculated as at March 31, 2012.

ARC provides returns to shareholders through both the potential for capital appreciation and through a monthly dividend payment which is currently $0.10 per share per month. From its 1996 inception, ARC has paid out $4.2 billion to shareholders while financing a large percentage of its acquisitions by issuing additional shares. Going forward, ARC’s goal is to fund both its capital expenditures necessary to replace production declines and its dividends from funds from operations. ARC will finance growth activities through a combination of sources, including funds from operations, ARC’s Dividend Reinvestment and Optional Cash Payment Program (“DRIP), proceeds from property dispositions, debt and equity issuance. ARC chooses to maintain prudent debt levels and as such at March 31, 2012 ARC was within its objective of keeping debt within one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long term.

Per Share Metrics

In additions to its dividend payment, ARC’s performance can be measured by its ability to grow both production and reserves per share. Table 3 details ARC’s normalized production and reserves per share, with and without dividend adjustments, for the first quarter of 2012 and over the past two years:

Table 3

Per Share	First Quarter 2012	2011	2010
Normalized production, boe per share (1)(2)	0.34	0.30	0.30
Normalized reserves, boe per share (1)(3)	n/a	2.08	1.80
Dividends/distributions per share	$0.30	$1.20	$1.20
Normalized production, dividend adjusted, boe per share (4)	0.46	0.40	0.36
Normalized reserves, dividend adjusted, boe per share (4)	n/a	2.70	2.31

(1)	“Normalized” indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional shares were issued (or repurchased) at a period end price for the reserves per share calculation and at an annual average price for the production per share calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per share values.
(2)	Production per share represents annual daily average production (boe) per thousand shares and is calculated based on annual daily average production divided by the normalized weighted average common shares for the year.
(3)	Reserves per share is calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator solely at year-end, divided by period end shares outstanding.
(4)	The dividend adjustment assumes that historic dividends paid since January 1, 2009 have been reinvested by ARC, resulting in a reduction of the number of shares outstanding and, in turn, higher normalized production per share and normalized reserves per share.

ECONOMIC ENVIRONMENT

Global oil prices remained elevated during the first quarter of 2012 with West Texas Intermediate (“WTI”) averaging US$103/bbl and Brent averaging a record US$118/bbl during the period. The increase is a result of record average demand estimated at 89 million barrels per day for the quarter with China contributing significant demand growth resulting in record demand of 10 million barrels per day which more than offset the weak demand in the United States of 18 million barrels per day [Source: International Energy Agency].

In addition to strong demand, production disruptions from Canada, South Sudan, Yemen, Syria and Brazil as well as reduced exports in Iran due to European and US sanctions contributed to meaningful reductions in supply and a relatively tight global supply/demand balance. Uncertainty around the European economy due to sovereign debt poses a risk of downside, however world demand growth of 0.8 million barrels per day is expected in 2012 [Source: International Energy Agency] which is supportive of strong global oil prices.

Natural gas prices were affected by high production levels and a warm winter, contributing to low heating demand which resulted in record end-of-winter storage levels in North America. Beyond the current inventory injection season which typically ends in October, the financial markets are pricing in a significant recovery of cash prices by more than 60 per cent.

The strength of supply is due in large part to production additions from liquids-rich natural gas wells, associated natural gas from oil wells, and unconventional natural gas production. A decline in supply through production curtailment is expected in the upcoming months in order to satisfy the constraints of North American storage capacity.

The near-term source of demand response for natural gas is expected to be in the form of coal-to-gas substitution in power generation. At current prices, natural gas is a more economical choice than coal for power generation for many power generators, which has resulted in a record increase in demand of 5 bcf/d during the first quarter of 2012. Natural gas is expected to achieve greater market share for electric power generation in the future as environmental legislation favors natural gas as a fuel source.

2012 Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2012 guidance and a review of 2012 YTD actual results:

Table 4

	Original 2012 Guidance	Revised 2012 Guidance	Q1 2012 Actual	% Variance
Production (boe/d)
Oil (bbl/d)	31,000 – 32,000	31,000 – 32,000	31,305	-
Condensate (bbl/d)	1,700 – 2,100	2,100 – 2,500	2,399	-
Gas (mmcf/d)	330 - 350	330 - 350	353	1
NGLs (bbl/d)	2,500 – 3,000	2,100 – 2,600	2,432	-
Total (boe/d)	90,000 – 95,000	90,000 – 95,000	94,970	-
Expenses ($/boe):
Operating	9.55 – 9.95	9.55 – 9.95	8.75	8
Transportation	1.00 – 1.10	1.00 – 1.10	1.18	(7)
General and administrative (1)	2.30 – 2.50	2.30 – 2.50	2.51	-
Interest	1.10 – 1.20	1.10 – 1.20	1.21	-
Income taxes (2)	1.10 – 1.25	1.10 – 1.25	1.19	-
Capital expenditures ($ millions) (3)	760	600	187	-
Weighted average shares outstanding (millions)	293	293	289	-

(1)	The 2012 annual guidance for general and administrative cost per boe is based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC’s long-term incentive plan and $0.55-$0.65 per boe associated with ARC’s long-term incentive plan. Actual per boe costs for each of these components for the three months ended March 31, 2012 were $1.59 per boe and $0.91 per boe, respectively.
(2)	The 2012 corporate tax estimate will vary depending on the level of commodity prices and represents only the current income tax expense.
(3)	Excludes amounts related to unbudgeted acquisitions of land and small producing properties which totaled approximately $20 million in the first quarter of 2012.

ARC’s first quarter production for 2012 was near the top end of Guidance due to exceptional operating performance in many key areas coupled with the start up of a new gas plant in Ante Creek and additional production brought on early in the quarter from wells drilled in the fourth quarter of 2011. Operating costs were significantly lower than Guidance reflecting both reduced electricity rates and increased production volumes as well as a one-time recovery of prior year third party gas processing costs, while transportation costs exceeded Guidance slightly due to increased trucking activity. General and administrative costs exceeded guidance during the first quarter as expenses relating to the long-term incentive program were higher than anticipated.

ARC incurred $186.9 million of capital expenditures during the first quarter of 2012, following its strategy of selecting and executing projects that provide the greatest expected return on investment. In light of the current commodity price environment and in particular the widening of price differentials between WTI and various Canadian crude oils, ARC has reduced its planned 2012 capital expenditure program from $760 million to $600 million not including any unbudgeted amounts for the acquisition of land and small producing properties which in the first quarter totaled approximately $20 million. A vital element to executing ARC’s strategy is the maintenance of a strong balance sheet and with low near-term natural gas prices coupled with widened differentials on oil, ARC expects that its funds from operations will decrease in the second quarter of 2012. Therefore, ARC has responded proactively with a reduction to its capital program to ensure that it stays within its targeted level of debt to annualized funds from operations over the long term. The reduction in capital spending will result in lower production in the later half of 2012 and a reduction in the anticipated growth for 2013.

The 2012 Guidance provides shareholders with information on management’s expectations for results of operations. Readers are cautioned that the 2012 Guidance may not be appropriate for other purposes.

2012 FIRST QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial Highlights

Table 5

	Three months ended March 31
(Cdn$ millions, except per share and volume data)	2012	2011	% Change

Funds from operations (1)	180.7	194.1	(7)
Funds from operations per share (1)(2)	0.62	0.68	(9)
Net income	40.9	65.2	(37)
Dividends per share (2)	0.30	0.30	-
Average daily production (boe/d) (3)	94,970	73,880	29
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding.
(3)	Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different that the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Funds from Operations

ARC reports funds from operations in total and on a per share basis. Funds from operations is not a recognized performance measure under Canadian generally accepted accounting principles (“GAAP”) and does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation, amortization, and impairment charges, accretion of asset retirement obligations, deferred tax (recovery) expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement, share-option expense, exploration and evaluation expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts that relate to first quarter production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds for future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. See the section entitled “Non-GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 6

	Three months ended March 31
($ millions)	2012	2011
Net income	40.9	65.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	129.3	66.0
Accretion of asset retirement obligation	3.1	3.5
Deferred tax (recovery) expense	(0.3)	19.1
Unrealized loss on risk management contracts	21.8	148.6
Unrealized losses on risk management contracts related to prior production periods (1)	(7.7)	(12.0)
Foreign exchange gain on revaluation of debt	(7.3)	(9.6)
Gain on disposal of petroleum and natural gas properties	-	(87.9)
Other	0.9	1.2
Funds from operations	180.7	194.1
Unrealized losses on risk management contracts related to prior production periods (1)	7.7	12.0
Net change in other liabilities	(3.9)	(14.0)
Change in non-cash working capital	(26.7)	11.7
Cash Flow from Operating Activities	157.8	203.8
(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Funds from operations decreased by seven per cent in the first quarter of 2012 to $180.7 million from $194.1 million generated in the first quarter of 2011. The decrease reflects reduced operating netbacks as a result of lower commodity prices offset by significant production volume increases. Additionally, current income tax expense of $10.3 million was incurred during the first quarter of 2012, the first such expense in ARC’s history after having converted from an income trust structure to a dividend paying corporation in 2011.

Details of the change in funds from operations from the three months ended March 31, 2011 to the three months ended March 31, 2012 are included in Table 7 below.

Table 7

	Three months ended March 31
	$ millions	$/Share
Funds from operations – 2011 (1)	194.1	0.68
Volume variance
Crude oil and liquids	26.5	0.09
Natural gas	40.2	0.14
Price variance
Crude oil and liquids	19.2	0.07
Natural gas	(44.3)	(0.16)
Realized gains on risk management contracts	(17.3)	(0.06)
Unrealized losses on risk management contracts related to first quarter 2012 production (2)	4.3	0.02
Royalties	(12.1)	(0.04)
Expenses:
Transportation	(2.9)	(0.01)
Operating	(8.3)	(0.03)
General and administrative	(7.4)	(0.03)
Interest	(0.6)	-
Current tax	(10.3)	(0.04)
Realized foreign exchange losses	(0.4)	-
Diluted shares	-	(0.01)
Funds from operations – 2012 (1)	180.7	0.62
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

2012 Funds from Operations Sensitivity

Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8

			Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	100.00	1.00	0.033
Natural gas price (Cdn$ AECO/mcf) (2)(3)	2.10	0.10	0.039
Cdn$/US$ exchange rate (2)(3)(4)	1.00	0.01	0.033
Interest rate on debt (2)	4.0%	1.0%	0.019
Operational
Liquids production volume (bbl/d)	36,000	1.0%	0.031
Gas production volumes (mmcf/d)	340	1.0%	0.007
Operating expenses ($ per boe)	9.75	1.0%	0.011
General and administrative expenses ($ per boe)	2.40	10.0%	0.027
(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)	Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.
(3)	Analysis does not include the effect of risk management contracts.
(4)	Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.05/share when natural gas revenue is included.
(5)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Net Income

Net income of $40.9 million was generated in the first quarter of 2012 ($0.14 per share), a $24.3 million decrease compared to net income of $65.2 million ($0.23 per share) in the first quarter of 2011. Despite increased revenues net of royalties of $29.5 million during the first quarter of 2012 as compared to the first quarter of 2011 and reduced losses on risk management contracts of $109.5 million over the same periods, ARC incurred marginally increased transportation, operating and general and administrative expenses of $2.9 million, $8.3 million and $5.2 million, respectively, resulting primarily from increased activity. Additionally, during the first quarter of 2011, ARC’s net income was increased by a $28.4 million recovery of an asset impairment that had been recognized in the prior year as well as a $87.9 million gain on disposal of petroleum and natural gas properties following the disposition of several non-core assets in the period. No such transactions occurred during the first quarter of 2012.

Production

Production volumes averaged 94,970 boe per day in first quarter of 2012, a 29 per cent increase compared to 73,880 boe per day in the same period of 2011. This increase reflects major increases in natural gas production following the addition of processing capacity at Dawson in 2011 and Ante Creek in 2012, as well as strong performance from new wells brought on stream in the past two quarters.

Table 9

	Three months ended March 31
Production	2012	2011	% Change
Light and medium crude oil (bbl/d)	30,451	27,180	12
Heavy oil (bbl/d)	854	928	(8)
Condensate (bbl/d)	2,399	1,872	28
Natural gas (mmcf/d)	353.0	246.4	43
Natural gas liquids (bbl/d)	2,432	2,834	(14)
Total production (boe/d) (1)	94,970	73,880	29
% Natural gas production	62	56	11
% Crude oil and liquids production	38	44	(14)
(1)	Reported production for a period may include minor adjustments from previous production periods.

ARC’s crude oil production consists predominately of light and medium crude oil while heavy oil accounts for less than three per cent of total oil production. During the first quarter of 2012, light and medium crude oil production increased 12 per cent from the first quarter of the prior year and has increased ten per cent from the fourth quarter of 2011. The increase is largely attributed to improved new well performance and field optimization success at Pembina, and to the first quarter tie-in of new wells in Goodlands among other oil-producing areas. During the quarter, ARC started up its new 30 mmcf per day gas plant at Ante Creek. With the additional gas processing capacity, ARC was able to increase oil and natural gas liquids production from Ante Creek as production levels had been constrained by our ability to process solution gas. First quarter 2012 volumes in the area increased by 12 per cent as compared to the first quarter of 2011, composed almost entirely of oil and natural gas liquids.

Natural gas production was 353 mmcf per day in the first quarter of 2012, an increase of 43 per cent from the 246.4 mmcf per day produced in the first quarter of 2011. ARC experienced excellent operational run time at the Dawson Phase 1 and 2 gas plants as compared to the first quarter of 2011 where production at Dawson was reduced to accommodate the construction and tie-in of the second phase of the gas plant which occurred early in the second quarter of 2011.

During the first quarter of 2012, ARC drilled 59 gross wells (54 net wells) on operated properties consisting of 53 gross (49 net) oil wells and six gross (five net) natural gas wells with a 100 per cent success rate.

Table 10 summarizes ARC’s production by core area for the first quarter of 2012 and 2011:

Table 10

	Three Months Ended March 31, 2012
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	45,157	642	1,392	252.9	973
Northern AB	13,460	6,011	637	37.4	576
Pembina	10,816	7,641	270	13.9	589
Redwater	4,250	3,976	-	1.1	87
South AB & SW SK	9,827	1,786	89	46.9	142
SE SK & MB	11,460	11,249	11	0.8	65
Total	94,970	31,305	2,399	353.0	2,432

	Three Months Ended March 31, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	25,455	712	988	136.2	1,056
Northern AB	12,124	4,671	437	38.4	621
Pembina	10,362	6,765	277	16.6	550
Redwater	4,006	3,756	-	0.9	99
South AB & SW SK	11,254	1,818	154	53.1	439
SE SK & MB	10,679	10,386	16	1.2	69
Total	73,880	28,108	1,872	246.4	2,834
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.

Sales of crude oil, natural gas and natural gas liquids

Sales of crude oil, natural gas and natural gas liquids were $366.3 million in the first quarter of 2012, an increase of $41.6 million (13 per cent) over first quarter 2011 sales of $324.7 million, reflecting increased production volumes contributing an additional $66.7 million offset by a decrease in pricing by $25.1 million. Oil, condensate and natural gas liquids revenue accounted for $280.2 million or 77 per cent of first quarter sales.

A breakdown of sales by product is outlined in Table 11:

Table 11

Sales by product ($ millions)	Three months ended March 31
	2012	2011	% Change
Oil	248.6	208.2	19
Condensate	21.8	14.9	46
Natural gas	85.8	89.9	(5)
NGL	9.8	11.2	(13)
Total sales of crude oil, natural gas and natural gas liquids	366.0	324.2	13
Other	0.3	0.5	(40)
Total sales	366.3	324.7	13

Commodity Prices Prior to Hedging

Table 12

	Three months ended March 31
	2012	2011	% Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	2.52	3.77	(33)
WTI oil (US$/bbl) (2)	102.94	94.25	9
Cdn$ / US$ exchange rate	1.00	0.99	1
WTI oil (Cdn$/bbl)	103.06	92.88	11
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	87.24	82.27	6
Condensate ($/bbl)	99.96	88.34	13
Natural gas ($/mcf)	2.67	4.05	(34)
NGL ($/bbl)	44.46	43.83	1
Total commodity price before hedging ($/boe)	42.35	48.75	(13)
Other ($/boe)	0.04	0.08	(50)
Total sales before hedging ($/boe)	42.39	48.83	(13)

  (1) Represents the AECO Monthly (7a) index.

  (2) WTI represents posting price of West Texas Intermediate oil.

Prior to hedging activities, ARC’s weighted average commodity price was $42.35 per boe in the first quarter of 2012, a decrease of 13 per cent as compared to $48.75 per boe in the first quarter of 2011. This decrease reflects a 34 per cent decrease in ARC’s realized natural gas price while ARC’s realized price of crude oil increased by six per cent. During the first quarter of 2012 ARC’s production was comprised of 38 per cent crude oil and liquids and 62 per cent of natural gas, with crude oil and liquids contributing 77 per cent of total sales and natural gas contributing 23 per cent. In the first quarter of 2011 ARC’s production was comprised of 44 per cent crude oil and liquids and 56 per cent natural gas with crude oil and liquids contributing 72 per cent of total sales value and natural gas contributing 28 per cent.

Oil prices remained strong through the first quarter of 2012, with WTI increasing nine per cent from the first quarter of 2011. The balance between supply and demand remains tight as world oil demand continues to grow and geopolitical factors continue to cause general concern over world supply. However, ARC’s increase in its realized oil prices was less than the gain in WTI due to significantly widened differentials relative to the same period in 2011. The realized price for ARC’s oil, before hedging, was $87.24 per barrel, a six per cent increase over the first quarter 2011 realized price of $82.27 per barrel. In general, there has been weakness in the pricing of Canadian crude grades as a result of the rapid growth in light oil production in North Dakota and Canada as well as refinery outages and pipeline bottlenecks in the mid-western United States which restricted the amount of crude oil that could reach the US Gulf Coast. These factors have resulted in unprecedented discounts to WTI for the months of March and April 2012. Differentials have improved for the month of May however the risk remains for volatile pricing of Canadian crude oil.

AECO monthly posted natural gas prices, the benchmark from which ARC derives the majority of its gas sales, decreased 33 per cent to $2.52 per mcf in the first quarter of 2012 from $3.77 per mcf in the first quarter of 2011. ARC’s realized natural gas price, before hedging, decreased by 34 per cent to $2.67 per mcf compared to $4.05 per mcf in the first quarter of 2011. Natural gas prices continue to be depressed due to strong production levels in the US and a reduced demand associated with mild winter weather in North America. ARC’s realized gas price is based on its natural gas sales portfolio comprising sales priced at the AECO monthly index, the AECO daily spot market, eastern and midwest United States markets and a portion to aggregators.

Risk Management and Hedging Activities

ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC limits the amount of total forecast production that can be hedged to a maximum of 55 per cent over the next two years without specific approval of the Board of Directors with the remaining 45 per cent of production being sold at market prices. In addition, ARC’s hedging policy allows, with approval of the Board, further hedging on volumes associated with new production arising from specific capital projects and acquisitions.

Given the significant contribution that ARC’s production of crude oil and natural gas liquids currently adds to its total sales value, ARC’s management recognizes a significant risk associated with an unanticipated reduction in crude oil pricing affecting ARC’s total funds from operations. Accordingly, it has hedged approximately 53 and 30 per cent of its total gross crude oil and condensate production throughout 2012 and 2013, respectively, through the use of a variety of crude oil risk management contracts.

Gains and losses on risk management contracts comprise both realized gains and losses representing the portion of risk management contracts that have settled during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. The majority of ARC’s risk management contracts do not meet the accounting requirements to be considered an effective hedge, though ARC considers all risk management contracts to be effective economic hedges of its physical commodity sales transactions. Accordingly, gains and losses on such contracts are shown as a separate line item in the Condensed Consolidated Statements of Income.

During the first quarter of 2012, ARC recorded a loss of $13.4 million on its risk management contracts, comprising a realized gain of $8.4 million and an unrealized loss of $21.8 million. The realized gains are related to natural gas swap and natural gas basis swap contracts totaling $14.2 million, realized gains on foreign exchange contracts of $0.8 million and realized gains on electricity contracts of $1.2 million. These are partially offset by realized losses on oil contracts of $7.8 million. Included in the unrealized losses is $49.4 million attributed to various crude oil contracts having an average ceiling price of approximately US$91 per barrel that had previously been marked-to-market at an average forward price of approximately US$97 per barrel at December 31, 2011. Included within this unrealized loss is $7.7 million related to the estimated portion of unrealized losses on annually-settled crude oil contracts that relate to the first quarter of 2012. Unlike the majority of ARC’s risk management contracts that are settled monthly, these annually-settled contracts which relate to production throughout 2012 will be cash settled in their entirety in January 2013 against the 2012 calendar year average WTI benchmark price. The unrealized loss on crude oil contracts is offset by a $30.5 million unrealized gain on natural gas contracts reflecting approximately 210 mmcf per day of production volumes hedged at an average floor price of US$3.75 per mmbtu for the balance of 2012 as compared to an average forward natural gas price of US$2.69 per mcf at March 31, 2012.

Table 13 summarizes the total gain on risk management contracts for the first quarter of 2012 compared to the same period in 2011:

Table 13

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q1 2012 Total	Q1 2011 Total
Realized (loss) gain on contracts (1)	(7.8)	14.2	0.8	1.2	8.4	25.7
Unrealized (loss) gain on contracts related to future production periods (2)	(41.7)	30.5	(0.2)	(2.7)	(14.1)	(136.6)
Unrealized loss on contracts related to first quarter production (3)	(7.7)	-	-	-	(7.7)	(12.0)
Loss on risk management contracts	(57.2)	44.7	0.6	(1.5)	(13.4)	(122.9)

(1)	Realized cash gains represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized loss on contracts represents the change in fair value of the contracts during the period.
(3)	The unrealized loss on contracts related to prior production periods relates to contracts that related to a calendar year of production but are settled on an annual basis.

The following table is a summary of ARC’s risk management contracts for crude oil and natural gas as at May 1, 2012:

Table 14

Summary of Hedge Positions (1) As at May 1, 2012
	2012		2013
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	91.11	18,000	105.01	11,984
Bought Put	90.00	18,000	95.01	11,984
Sold Put	63.44	16,000	63.33	6,000
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Swap	3.75	210,018	-	-
Sold Call			4.00	90,000
Bought Put			3.25	90,000
(1)	The prices and volumes noted above represent averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	For 2012 and 2013, all put positions settle against the monthly average WTI price, providing protection against monthly volatility. As disclosed in Note 7 of the Condensed Consolidated Financial Statements, calls have been sold against either the monthly average or the annual average WTI price. In the case of settlements, ARC will only have a negative settlement if prices average above the strike price for an entire year providing ARC with greater potential upside price participation for individual months. Volumes are based on a full year. Refer to Note 7 of the Condensed Consolidated Financial Statements for a complete list of ARC’s annually settled calls at March 31, 2012.
(3)	The natural gas price shown translates all AECO positions to a NYMEX equivalent price. The equivalent AECO price hedged would approximate a fixed sales price of $3.24 per mcf for 2012.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 14 can be interpreted for approximate values (all in US dollars):

•	If the market price is between $90.00 and $91.11 per barrel, ARC will receive the market price on 18,000 barrels per day.
•	If the market price is between $90.00 and $63.44 per barrel, ARC will receive the market price on 18,000 barrels per day.
•	If the market price is below $63.44 per barrel, ARC will receive $90.00 per barrel less the difference between $63.44 per barrel and the market price on 18,000 barrels per day. For example, if the market price is at $55 per barrel, ARC will receive $76.56 on 16,000 barrels per day and $90.00 on 2,000 barrels per day.

The net fair value liability of ARC’s risk management contracts at March 31, 2012 was $20.8 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date, which may differ from what will eventually be settled in future periods.

Operating Netbacks

ARC’s operating netback, before hedging, was $25.81 per boe in the first quarter of 2012 as compared to $30.80 per boe in the first quarter of 2011.

ARC’s first quarter netback after including realized hedging gains and losses, was unchanged at $25.81 per boe and represented a decrease of 21 per cent as compared to the post-hedging netback of $32.83 per boe for the same period in 2011. These netbacks after hedging include realized gains and losses recorded on ARC’s crude oil and natural gas risk management contracts as well as unrealized losses on risk management contracts that relate to January through March production in the case of annually-settled risk management contracts.

The components of operating netbacks are summarized in Table 15:

Table 15

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q1 2012 Total ($/boe)	Q1 2011 Total ($/boe)
Average sales price	87.56	75.76	99.96	2.67	44.46	42.35	48.75
Other	-	-	-	-	-	0.04	0.08
Total sales	87.56	75.76	99.96	2.67	44.46	42.39	48.83
Royalties	(15.46)	(9.59)	(27.32)	(0.16)	(12.87)	(6.65)	(6.81)
Transportation	(0.70)	(1.08)	(1.58)	(0.25)	(0.38)	(1.18)	(1.10)
Operating costs (1)	(14.13)	(17.71)	(4.23)	(0.80)	(8.80)	(8.75)	(10.12)
Netback prior to hedging	57.27	47.38	66.83	1.46	22.41	25.81	30.80
Hedging gain (loss) (2)	(5.00)	-	-	0.44	-	-	2.03
Netback after hedging	52.27	47.38	66.83	1.90	22.41	25.81	32.83
% of Total	63%	2%	7%	26%	2%	100%	100%
(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging loss includes realized cash gains and losses on risk management contracts plus an unrealized loss on risk management contracts related to January through March production. Foreign exchange contracts are excluded from the netback calculation.

Royalties

ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Total royalties as a percentage of pre-hedged commodity product sales increased from 14 per cent ($6.81 per boe) in the first quarter of 2011 to 16 per cent ($6.65 per boe) in the first quarter of 2012. The increase in the royalty rate during the first quarter as compared to the same period of the prior year is primarily due to increased oil prices and fewer wells qualifying for the Alberta royalty incentive program applicable to wells drilled between January 1, 2009 and March 31, 2011.

The following table shows ARC’s expected royalty rate for 2012 which ranges from 13.6 per cent to 16.1 per cent depending on the commodity prices and the production profile of wells eligible for reduced royalty rates applicable under the Alberta and British Columbia provincial royalty regime changes.

Table 16

	Future Estimated Corporate Royalty Rate
Edmonton posted oil (Cdn$/bbl) (1)	$80.00	$80.00	$90.00	$90.00	$100.00	$100.00
AECO natural gas (Cdn$/GJ) (1)	$2.00	$3.00	$2.00	$3.00	$2.00	$3.00
Corporate Royalty Rate (2)(3)	13.6%	14.8%	14.4%	15.4%	15.1%	16.1%

(1)	Canadian dollar denominated prices before quality differentials.
(2)	Estimated corporate royalty rates based on guidelines that are subject to change.
(3)	Corporate royalty rate includes Crown, Freehold and Gross Override royalties for all of ARC’s operating jurisdictions.

Operating Costs

Operating costs decreased to $8.75 per boe in the first quarter of 2012 compared to $10.12 per boe in the first quarter of 2011. This decrease reflects reduced electricity costs incurred in the first quarter where Alberta power costs averaged approximately $60 per mega watt hour as compared to approximately $83 per mega watt hour during the first quarter of 2011. ARC hedges a portion of its electricity costs using risk management contracts that do not qualify for hedge accounting and whose gains are therefore included in “gains on risk management contracts”. For the three months ended March 31, 2012, ARC’s operating costs would have been further reduced by $0.14/boe as a result of $1.2 million realized gains on electricity risk management contracts. First quarter 2012 operating costs have also been reduced by approximately $2.9 million ($0.34 per boe) for a one-time, third party adjustment to processing income arising from prior periods. Without this adjustment, operating costs would have been $9.09/boe for the period.

Transportation costs were $1.18 per boe during the first quarter of 2012 as compared to $1.10 per boe in the first quarter of 2011. ARC’s transportation expense is affected by various factors including service disruptions by third party service providers resulting in ARC requiring alternate transport for its product to reach its point of sale.

General and Administrative (“G&A”) Expenses and Long-Term Incentive Compensation

G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, decreased by 12 per cent to $13.8 million in the first quarter of 2012 from $15.7 million in the first quarter of 2011. First quarter 2012 G&A expenses were slightly lower as compared to the first quarter of 2011 due to increased operating recoveries from ARC’s partners offset by modestly increased compensation costs associated with higher staffing levels.

Table 17 is a breakdown of G&A and incentive compensation expense:

Table 17

	Three months ended March 31
G&A and Incentive Compensation Expense ($ millions except per boe)	2012	2011	% Change
G&A expenses	22.8	21.0	9
Operating recoveries	(9.0)	(5.3)	(70)
G&A expenses before Long-Term Incentive Plans	13.8	15.7	(12)
G&A – Long-Term Incentive Plans	7.9	0.8	888
Total G&A and incentive compensation expense	21.7	16.5	32
Total G&A and incentive compensation expense per boe	2.51	2.48	1

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Stock Option Plan, and Deferred Share Unit Plan

Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) Plan

The RSU & PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the value of a specified number of underlying share units. The RSU & PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends accrued in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded additional general and administrative expenses of $7.9 million during the first quarter of 2012 in accordance with these plans, as compared to $0.8 million during the first quarter of 2011. The increase reflects the practice of granting an increased ratio of PSUs as compared to RSUs to ARC’s more senior employees coupled with an increased average estimated performance multiplier resulting in a larger expense being recognized for unvested awards.

During the three months ended March 31, 2012, ARC made total cash payments of $24.2 million in respect of the RSU & PSU Plans ($14.3 million for the quarter ended March 31, 2011). Of these payments, $18.8 million were in respect of amounts recorded to general and administrative expenses ($10.2 million for the quarter ended March 31, 2011), $5.4 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation assets ($4.1 million for the quarter ended March 31, 2011). These amounts have been accrued in prior periods.

Table 18 shows the changes to the RSU & PSU Plan during 2012:

Table 18

RSU & PSU Plan (number of units, thousands)	RSUs	PSUs	Total RSUs and PSUs
Balance, beginning of period	852	1,445	2,297
Granted	173	288	461
Vested	(223)	(318)	(541)
Forfeited	(16)	(5)	(21)
Balance, end of period (1)	786	1,410	2,196
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statement of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $22.4 million and $90.9 million will be paid out in 2012 through 2015 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at March 31, 2012:

Table 19

Value of RSU & PSU Plan as at March 31, 2012	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RSUs	786	786	786
PSUs	-	1,410	2,820
Total units (1)	786	2,196	3,606
Share price (2)	22.90	22.90	22.90
Value of RSU & PSU Plan upon vesting (3)	22.4	56.7	90.9
2012	8.8	14.4	19.8
2013	8.0	18.2	28.5
2014	4.3	16.2	28.1
2015	1.3	7.9	14.5

(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for accrued dividends.
(2)	Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $22.90.
(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.

Share Option Plan

Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversary of their respective grant dates and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date.

At March 31, 2012, ARC had 417,675 share options outstanding under this plan with an exercise price of $27.11 per share prior to any reduction in exercise price. Compensation expense of $0.2 million has been recorded during the first quarter of 2012 (nominal expense during the first quarter of 2011) and is included within G&A expenses.

Deferred Share Unit Plan (“DSU Plan”)

ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”). Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board of Directors of the Company. For the three months ended March 31, 2012, compensation expense of $0.2 million was recorded in relation to the DSU Plan ($0.4 million in 2011).

Interest and financing charges

Interest and financing charges increased 6 per cent to $10.5 million in the first quarter of 2012 from $9.9 million in the first quarter of 2011 reflecting increased debt levels offset somewhat by reduced average interest rates over the period.

At March 31, 2012, ARC had $878.7 million of long-term debt outstanding, including a current portion of $39.9 million of senior note principal that is due for repayment within the next twelve months. Of the total debt balance, $430.7 million is fixed at a weighted average interest rate of 5.87 per cent while the remaining $448 million incurs a floating interest rate based on market rates plus a current credit spread of 160 basis points. Approximately 46 per cent (US$402 million) of ARC’s debt outstanding is denominated in US dollars.

Foreign Exchange Gains and Losses

ARC recorded a foreign exchange gain of $7 million in the first quarter of 2012 compared to a gain of $9.7 million in the first quarter of 2011. During 2012, the US dollar relative to the Canadian dollar decreased in value from a rate of 1.017 to 0.9991, thereby decreasing the Canadian dollar equivalent value of ARC’s US dollar denominated debt during the period by approximately $7.3 million. In addition, ARC recorded a $0.3 million realized foreign exchange loss arising from US denominated transactions such as interest payments, debt repayments and hedging settlements that were recorded during the quarter ended March 31, 2012.

Table 20 shows the various components of foreign exchange gains and losses:

Table 20

	Three months ended March 31
Foreign Exchange Gains/Losses ($ millions)	2012	2011	% Change
Unrealized gain on US denominated debt	7.3	9.6	(23)
Realized (loss) gain on US denominated transactions	(0.3)	0.1	(400)
Total foreign exchange gain	7.0	9.7	(27)

Taxes

For the first time in ARC’s history, ARC has recognized a current income tax expense of $10.3 million for the first quarter of 2012. Up until December 31, 2010, ARC’s structure was such that both current income tax and deferred tax liabilities were passed onto its unitholders by means of royalty payments made between ARC and the Trust. With the conversion from a trust structure to a traditional corporate structure completed on December 31, 2010, ARC is subject to current income taxes at normal corporate tax rates.

During the first quarter of 2012, a deferred income tax recovery of $0.3 million was recorded compared to an expense of $19.1 million in the first quarter of 2011. The value of ARC’s risk management contracts was reduced from a net asset position of $2.8 million at December 31, 2011 to a net liability position of $20.8 million at March 31, 2012. The reversal of temporary differences associated with these assets is the primary reason for ARC’s deferred income tax recovery along with temporary differences arising from the book basis of ARC’s property, plant and equipment and asset retirement obligations relative to its tax bases and the deferral of ARC’s partnership income.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

  Table 21

Income Tax Pool type ($ millions)	March 31, 2012	Annual deductibility
Canadian Oil and Gas Property Expense	872.4	10% declining balance
Canadian Development Expense	717.4	30% declining balance
Canadian Exploration Expense	1.5	100%
Undepreciated Capital Cost	725.4	Primarily 25% declining balance
Other	18.2	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,334.9
Additional Alberta Tax Pools	129.1	Various rates, 25% declining balance to 100%

Depletion, Depreciation and Amortization Expense and Impairment Charges

In accordance with IFRS, ARC records depletion, depreciation and amortization (“DD&A”) expense on its property, plant and equipment over the assets’ individual useful lives employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets and a straight-line method for its corporate administrative assets. Assets in the exploration and evaluation (“E&E”) phase are not amortized. During the three months ended March 31, 2012, ARC recorded DD&A expense prior to any impairment (recovery) of $129.3 million as compared to DD&A expense of $94.4 million for the three months ended March 31, 2011.

Under IFRS, impairments are recognized when an asset’s or group of assets’ carrying values exceed their recoverable amount defined as the higher of the value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. No impairment or recovery has been recognized during the period ended March 31, 2012 (recovery of $28.4 million during the three months ended March 31, 2011). As future commodity prices remain volatile, the recoverable amount of ARC’s CGUs continue to be very sensitive and impairment charges could be recorded in future periods. Alternatively, an improvement of commodity prices could promote the recovery of any impairment charges recorded to date, less applicable depreciation charges.

A breakdown of the DD&A rate is summarized in Table 22:

Table 22

	Three months ended March 31
DD&A Rate ($ millions except per boe amounts)	2012	2011	% Change
Depletion of oil and gas assets	127.7	93.1	37
Depreciation of fixed assets	1.6	1.3	23
Impairment charges (recoveries)	-	(28.4)	100
Total DD&A and impairment	129.3	66.0	96
DD&A rate per boe, before impairment	14.96	14.20	5
DD&A rate per boe	14.96	9.93	51

Capital Expenditures, Acquisitions and Dispositions

Capital expenditures, excluding acquisitions and dispositions, totaled $186.9 million in the first quarter of 2012 as compared to $157.2 million during the first quarter of 2011. This total included development and production additions to property, plant and equipment of $163.5 million (2011 - $140.6 million) and additions to exploration and evaluation assets of $23.4 million (2011 - $16.6 million). Property, plant and equipment expenditures include drilling and completions, geological, geophysical, facilities expenditures and undeveloped land purchases in our development assets. Exploration and evaluation expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the exploration and evaluation stage.

During the first quarter of 2012, $54.6 million was spent on ARC’s resource plays, including $32.7 million for development of the Montney resource play in northeast British Columbia and $2 million on undeveloped lands for the Montney resource play. As well, $19.7 million was spent on the Cardium resource play in Alberta. Of the amount remaining, $124.5 million was spent on ARC’s conventional oil and gas properties, $0.3 million spent on conventional land purchases, $3.1 million on ARC’s enhanced oil recovery initiatives and $4.4 million on corporate capital including information technology expenditures.

A breakdown of capital expenditures and net acquisitions is shown in Table 23:

Table 23

	Three Months Ended March 31
	2012			2011
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	13.0	3.9	16.9	3.9	2.8	6.7	152
Drilling and completions	7.3	131.0	138.3	7.7	90.9	98.6	40
Plant and facilities	2.0	26.3	28.3	-	40.6	40.6	(30)
Undeveloped land purchased at crown land sales	1.1	1.2	2.3	5.0	5.4	10.4	(78)
Other	-	1.1	1.1	-	0.9	0.9	22
Total capital expenditures	23.4	163.5	186.9	16.6	140.6	157.2	19
Acquisitions (1)	-	18.9	18.9	1.9	10.8	12.7	49
Dispositions (2)	-	-	-	-	(170.0)	(170.0)	(100)
Total capital expenditures and net acquisitions	23.4	182.4	205.8	18.5	(18.6)	(0.1)	(2059)

(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

On a regular basis, ARC evaluates its asset portfolio to ensure that all assets still fit our business strategy and may sell assets that do not meet our retention guidelines. During the first quarter of 2011, ARC disposed of non-core assets in central Alberta that produced approximately 3,400 boe per day (60 per cent gas and 40 per cent liquids) for proceeds of $170 million. ARC did not dispose of any assets during the first quarter of 2012.

ARC initially funds its capital expenditures with funds from operations that are available subsequent to current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period. Further funding is obtained by proceeds from DRIP with the remaining funding supplied by its credit facilities. Approximately 63 per cent of the $186.9 million capital program in the first quarter of 2012 was financed with funds from operations and proceeds from DRIP as compared to 86 per cent in the first quarter of 2011. In the first quarter of 2011, net proceeds from dispositions were applied to reduce outstanding debt.

Table 24

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	186.9	18.9	205.8	157.2	(157.3)	(0.1)

Funds from operations(1)	49%	-	44%	70%	-	74%
Proceeds from DRIP	14%	-	13%	16%	-	11%
Debt (excess funding)	37%	100%	43%	14%	(100%)	15%
	100%	100%	100%	100%	(100%)	100%
(1)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

Asset Retirement Obligations and Reclamation Fund

At March 31, 2012, ARC has recorded asset retirement obligations (“ARO”) of $470.6 million ($496.4 million at December 31, 2011) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.66 per cent (2.49 per cent at December 31, 2011).

Accretion charges of $3.1 million and $3.5 million for the three months ended March 31, 2012 and 2011 have been recognized in the Condensed Consolidated Statements of Income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three months ended March 31, 2012 was $3.7 million ($2.5 million in 2011).

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005. Minimum contributions to this fund will be approximately $75 million over the next 45 years. The balance of this fund totaled $26.4 million at March 31, 2012, compared to $26.9 million at December 31, 2011. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure as at December 31, 2011 and 2010 is outlined in Table 25:

Table 25

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	March 31, 2012	December 31, 2011
Long-term debt (1)	878.7	761.7
Working capital deficit (2)	105.1	148.0
Unrealized loss on risk management contracts relating to January through March 2012 production (3)	7.7	-
Net debt obligations (4)	991.5	909.7
Market value of common shares (5)	6,643.3	7,251.4
Total capitalization (6)	7,634.8	8,161.1
Net debt as a percentage of total capitalization	13.0%	11.1%
Net debt to YTD annualized funds from operations (4)	1.4	1.1
(1)	Includes a current portion of long-term debt of $39.9 million and $40.5 million at March 31, 2012 and December 31, 2011, respectively.
(2)	Working capital deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.
(3)	Relates to unrealized losses relating to hedged volumes for the first three months of 2012 pursuant to annual settled call contracts.
(4)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(5)	Calculated using the total common shares outstanding at March 31, 2012 multiplied by the closing share price of $22.90 at March 31, 2012 (closing share price of $25.10 at December 31, 2011).
(6)	Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by ARC. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.

At March 31, 2012, ARC had total credit facilities of $1.6 billion with debt of $878.7 million currently drawn. After its $105.1 million working capital deficit and an unrealized loss on risk management contracts relating to January through March 2012 production of $7.7 million, ARC has available credit of approximately $582.8 million. ARC’s long-term debt balance includes a current portion of $39.9 million at March 31, 2012 ($40.5 million at December 31, 2011) reflecting principal payments that are due to be paid within the next twelve months. ARC intends to refinance these obligations by drawing on its syndicated credit facility at the time the payments are due.

Costs of borrowing under the syndicated credit facility comprise two items: first, the underlying interest rate on Bankers’ Acceptances and Prime Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (US denominated borrowings) and second, ARC’s credit spread. ARC’s credit facility is due August 3, 2015 and its current credit spread on this facility is 160 basis points. Future credit spreads to ARC may range from 160 to 325 basis points for Bankers’ Acceptances and LIBOR loans depending on ARC’s ratio of debt to net income before non-cash items, interest expense and income taxes. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee ranges from 32 to 65 basis points. These spreads are adjusted on the first day of the third month after each quarter-end date except in the case of the fourth quarter where the spreads are adjusted on the first day of the fourth month following the end of the relevant fiscal year.

ARC’s debt agreements contain a number of covenants all of which were met as at March 31, 2012. These agreements are available at www.sedar.com. The major financial covenants are described below:

•	Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;
•	Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and
•	Long-term debt and letters of credit not to exceed 50 per cent of the book value of Shareholders’ equity and long-term debt, letters of credit and subordinated debt.

ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy resulted in manageable debt levels throughout the first three months of 2012 and all of 2011 and has positioned ARC to remain within its debt covenant.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 5.87 per cent.

ARC expects to finance its 2012 capital program with funds from operations, proceeds from the DRIP, existing credit lines and any proceeds from the disposition of minor assets and non-strategic assets. During the first quarter of 2012, ARC funded 63% of its net capital expenditures of $186.9 million from funds from operations and the DRIP.

Shareholders’ Equity

At March 31, 2012, there were 290.1 million shares outstanding, an increase of 1.2 million shares over the balance of shares issued at December 31, 2011, entirely attributable to shares issued to participants in the DRIP.

Shareholders electing to reinvest dividends or make optional cash payments to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the first quarter of 2012, ARC raised proceeds of $26.8 million and issued 1.2 million common shares pursuant to the DRIP at an average price of $22.99 per share.

At March 31, 2012, ARC had 417,675 share options outstanding under its Share Option Plan plan with an exercise price of $27.11 per share prior to any reduction in exercise price. These options vest in equal parts on the fourth and fifth anniversaries of the grant date, respectively, and had a weighted average exercise price of $27.11 per share. The first vesting is expected to occur on March 24, 2015. At March 31, 2012 and 2011, these outstanding options did not add any additional common shares to the diluted weighted average common share balance as they were anti-dilutive.

Dividends

In the first quarter of 2012, ARC declared dividends totaling $87 million ($0.30 per share) compared to $85.5 million ($0.30 per share) during the first quarter of 2011.

As a dividend-paying corporation, ARC typically declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs and production volumes, to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•	To maintain a dividend policy that, in normal times, in the opinion of management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•	To ensure that ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP.

On April 16, 2012, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on May 15, 2012 to shareholders of record on April 30, 2012. The ex-dividend date is April 29, 2012.

Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2012.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 26.

Table 26

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	39.9	89.7	534.9	214.2	878.7
Interest payments (2)	24.2	41.2	30.8	37.2	133.4
Reclamation fund contributions (3)	4.2	7.6	6.6	56.7	75.1
Purchase commitments	44.8	22.2	11.5	6.8	85.3
Transportation commitments	34.5	60.0	32.6	3.2	130.3
Operating leases	11.0	18.2	16.2	59.4	104.8
Risk management contract premiums (4)	0.6	2.3	-	-	2.9
Total contractual obligations	159.2	241.2	632.6	377.5	1,410.5
(1)	Long-term and current portion of long-debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 7 of the Condensed Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at March 31, 2012 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s revised 2012 capital budget of $600 million has been approved by the Board of Directors.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 26) does not include any commitments for outstanding litigation and claims.

ARC has certain sales contracts with aggregators whereby the price received by ARC is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations.

The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control as there is no indication of this event occurring in the foreseeable future.

Off Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 26), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of March 31, 2012.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated depletion, depreciation and amortization charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries;

•	estimated compensation expense under ARC’s PSU plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier; and

•	estimated deferred income tax assets and liabilities based on current tax interpretations, regulations and legislation that is subject to change.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of oil and natural gas prices;
•	refinancing and debt service;
•	counterparty risk;
•	variations in interest rates and foreign exchange rates;
•	reserve estimates;
•	changes in income tax legislation;
•	changes in government royalty legislation;
•	acquisitions;
•	environmental concerns and related impact on operations;
•	operational matters;
•	depletion of reserves and maintenance of dividend; and
•	project risks.

PROJECT RISKS

ARC manages a variety of small and large projects and plans to spend $600 million on capital projects throughout 2012. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	availability of processing capacity;
•	availability and proximity of pipeline capacity;
•	availability of storage capacity;
•	supply of and demand for oil and natural gas;
•	availability of alternative fuel sources;
•	effects of inclement weather;
•	availability of drilling and related equipment;
•	unexpected cost increases;
•	accidental events;
•	changes in regulations;
•	availability and productivity of skilled labour; and
•	regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Internal Control over Financial Reporting

ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian Sarbanes Oxley (“C-Sox”). The certification of interim filings for the interim period ended March 31, 2012 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect ARC’s internal control over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the first three months of 2012.

FINANCIAL REPORTING UPDATE

Future Accounting Changes

ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on ARC:

As of January 1, 2015 , ARC will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on ARC’s Consolidated Financial Statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ARC is currently analyzing the expected impact, if any, that the adoption of each of these standards will have on its Consolidated Financial Statements.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as funds from operations, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, normalized reserves per share and production per share, normalized dividend adjusted reserves per share and production per share, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from Operations

Funds from operations is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation and amortization and impairment charges, accretion of asset retirement obligations, deferred tax (recovery) expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short term investments, non-cash lease inducement, share option expense, exploration and evaluation expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts settled annually that relate to first quarter production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. Table 27 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 27

	Three months ended March 31
($ millions)	2012	2011
Net income	40.9	65.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	129.3	66.0
Accretion of asset retirement obligation	3.1	3.5
Deferred tax (recovery) expense	(0.3)	19.1
Unrealized loss on risk management contracts	21.8	148.6
Unrealized losses on risk management contracts related to prior production periods (1)	(7.7)	(12.0)
Foreign exchange gain on revaluation of debt	(7.3)	(9.6)
Gain on disposal of petroleum and natural gas properties	-	(87.9)
Other	0.9	1.2
Funds from operations	180.7	194.1
Unrealized losses on risk management contracts related to prior production periods (1)	7.7	12.0
Net change in other liabilities	(3.9)	(14.0)
Change in non-cash working capital	(26.7)	11.7
Cash Flow from Operating Activities	157.8	203.8
(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated on these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Net Debt

Net debt is not a recognized performance measure under GAAP and does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital deficit, and is adjusted for the portion of unrealized losses on risk management contracts related to prior production periods. Working capital deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources – Total Return to Shareholders”, ARC’s view of future crude oil, natural gas and natural gas liquids pricing under the heading “Economic Environment”, ARC’s guidance for 2012 under the heading “2012 Guidance and Financial Highlights”, matters relating to the pricing of crude oil and natural gas under the heading “Sales of Crude Oil, Natural Gas and Natural Gas Liquids”, the expected royalty rates for 2012 under various commodity outlooks for 2012 under the heading “Royalties”, all of the matters under the heading "2012 Annual Guidance and Financial Highlights" which contains guidance for 2012, the estimated future payments under the RSU & PSU Plan under the heading “Long-term Incentive Plans – Restricted Share Units & Performance Share Units Plan, Stock Option Plan, and Deferred Share Unit Plan”, the information relating to financing the 2012 capital expenditures under the heading: "Capitalization, Financial Resources and Liquidity", ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments”, and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per share amounts)	2012	2011				2010
FINANCIAL	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales of crude oil, natural gas and natural gas liquids	366.3	386.8	351.8	374.9	324.7	329.3	293.6	276.7
Per share (1)	1.27	1.34	1.23	1.31	1.14	1.16	1.10	1.09
Funds from operations (2)	180.7	226.6	213.5	210.1	194.1	180.4	167.9	151.0
Per share (1)	0.62	0.79	0.74	0.73	0.68	0.63	0.63	0.60
Net income (loss)	40.9	(49.0)	120.8	150.1	65.2	(86.9)	90.5	58.8
Per share (1)	0.14	(0.17)	0.42	0.52	0.23	(0.31)	0.34	0.23
Dividends	87.0	86.7	86.2	85.8	85.5	82.8	80.3	75.3
Per share(1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,361.0	5,323.9	5,313.3	5,053.4	5,019.9	5,060.1	5,092.2	4,154.8
Total liabilities	2,218.3	2,162.1	2,043.4	1,844.6	1,902.5	1,947.7	2,031.6	1,575.3
Net debt outstanding (3)	991.5	909.7	870.1	744.8	731.9	872.7	867.3	728.8
Weighted average shares outstanding	289.5	288.3	287.1	286.0	284.9	283.7	268.0	253.2
Shares outstanding, end of period	290.1	288.9	287.7	286.5	285.4	284.4	283.1	253.6
CAPITAL EXPENDITURES
Geological and geophysical	16.9	4.9	9.1	5.2	6.7	5.6	0.2	3.6
Land	2.3	3.5	26.6	34.5	10.4	6.9	28.6	21.5
Drilling and completions	138.3	147.5	142.0	69.8	98.6	100.4	96.0	84.9
Plant and facilities	28.3	38.5	50.6	35.2	40.6	42.9	32.1	26.9
Other	1.1	0.6	1.0	(0.2)	0.9	3.3	2.6	7.1
Total capital expenditures	186.9	195.0	229.3	144.5	157.2	159.1	159.5	144.0
Property acquisitions (dispositions), net	18.9	24.6	8.6	13.6	(157.3)	0.8	(2.1)	-
Corporate acquisitions (4)	-	-	-	-	-	-	652.1	-
Total capital expenditures and net acquisitions	205.8	219.6	237.9	158.1	(0.1)	159.9	809.5	144.0
OPERATING
Production
Crude oil (bbl/d)	31,305	28,470	26,024	26,038	28,108	27,417	26,959	27,354
Condensate (bbl/d)	2,399	2,219	2,009	2,105	1,872	2,197	1,689	1,325
Natural gas (mmcf/d)	353.0	355.3	327.4	311.8	246.4	311.5	275.0	211.2
Natural gas liquids (bbl/d)	2,432	2,114	2,584	2,250	2,834	3,158	3,001	2,330
Total (boe per day 6:1)	94,970	92,021	85,178	82,367	73,880	84,686	77,483	66,208
Average prices
Crude oil ($/bbl)	87.24	92.85	85.97	97.11	82.27	76.08	71.07	71.98
Condensate ($/bbl)	99.96	101.13	92.85	100.57	88.34	78.38	73.51	78.33
Natural gas ($/mcf)	2.67	3.43	3.88	4.05	4.05	3.83	3.79	4.12
Natural gas liquids ($/bbl)	44.46	51.02	47.90	48.40	43.83	38.89	35.41	38.62
Oil equivalent ($/boe)	42.35	45.58	44.83	49.94	48.75	42.18	41.14	45.82
TRADING STATISTICS
(Cdn$) based on intra-day trading
High	25.72	26.74	26.23	27.00	28.67	26.05	21.11	22.89
Low	22.53	19.40	19.81	23.41	23.66	20.42	18.77	18.80
Close	22.90	25.10	22.56	25.01	26.35	25.41	20.55	19.73
Average daily volume (thousands)	1,355	1,267	1,108	998	1,636	1,299	1,160	1,043

(1)	Upon conversion to a corporation, ARC trust units were exchanged for common shares. In all cases, the term “per share” can be interpreted as “per unit” prior to December 31, 2010. Per share amounts (with the exception of dividends) are based on weighted average shares outstanding during the period.
(2)	This is a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(3)	Net debt is a non-GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. Refer to the section entitled “Non-GAAP Measures” contained within this MD&A.
(4)	Represents total consideration for corporate acquisitions including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
As at

(Cdn$ millions)	March 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$0.5	$0.5
Short-term investment	2.0	3.3
Accounts receivable	152.4	168.1
Prepaid expenses	14.4	14.3
Risk management contracts (Note 7)	29.7	21.0
Assets held for sale (Note 4)	-	4.6
	199.0	211.8
Reclamation funds	26.4	26.9
Risk management contracts (Note 7)	-	3.7
Property, plant and equipment (Note 4)	4,676.3	4,645.6
Intangible exploration and evaluation assets (Note 3)	211.1	187.7
Goodwill	248.2	248.2
Total assets	$5,361.0	$5,323.9

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$245.4	$305.0
Current portion of long-term debt (Note 5)	39.9	40.5
Dividends payable	29.0	28.9
Risk management contracts (Note 7)	40.0	18.9
Liabilities associated with assets held for sale	-	1.9
	354.3	395.2
Risk management contracts (Note 7)	10.5	3.0
Long-term debt (Note 5)	838.8	721.2
Long-term incentive compensation liability (Note 9)	16.4	18.5
Other deferred liabilities	21.0	21.4
Asset retirement obligations (Note 6)	470.6	496.4
Deferred taxes	506.7	506.4
Total liabilities	2,218.3	2,162.1
COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS’ EQUITY
Shareholders’ capital (Note 8)	3,245.1	3,218.3
Contributed surplus	0.7	0.5
Deficit	(103.1)	(57.0)
Total shareholders’ equity	3,142.7	3,161.8
Total liabilities and shareholders’ equity	$5,361.0	$5,323.9

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions, except per share amounts)	2012	2011

Sales of crude oil, natural gas and natural gas liquids	$366.3	$324.7
Royalties	(57.4)	(45.3)
REVENUE	308.9	279.4

Loss on risk management contracts (Note 7)	(13.4)	(122.9)
	295.5	156.5

EXPENSES
Transportation	10.2	7.3
Operating	75.6	67.3
General and administrative	21.7	16.5
Interest and financing charges	10.5	9.9
Accretion of asset retirement obligation (Note 6)	3.1	3.5
Depletion, depreciation, amortization and impairment (recovery) (Note 4)	129.3	66.0
Gain on foreign exchange	(7.0)	(9.7)
Loss (gain) on short-term investments	1.2	(0.7)
Gain on disposal of petroleum and natural gas properties	-	(87.9)
	244.6	72.2

Provision for (recovery of) income taxes
Current	10.3	-
Deferred	(0.3)	19.1
	10.0	19.1

Net income	$40.9	$65.2

Net income per share (Note 8)
Basic	$0.14	$0.23
Diluted	$0.14	$0.23

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions)	2012	2011

Net income	$40.9	$65.2

Other comprehensive income	-	-
Comprehensive income	$40.9	$65.2

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the three months ended March 31

(Cdn$ millions)

	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders' equity
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued pursuant to the
dividend reinvestment program	25.3	-	-	-	25.3
Comprehensive income	-	-	65.2	-	65.2
Distributions declared	-	-	(85.5)	-	(85.5)
March 31, 2011	$3,137.8	$-	$(20.3)	$(0.1)	$3,117.4

December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8
Shares issued pursuant to the
dividend reinvestment program	26.8	-	-	-	26.8
Share option expense	-	0.2	-	-	0.2
Comprehensive income	-	-	40.9	-	40.9
Dividends declared	-	-	(87.0)	-	(87.0)
March 31, 2012	$3,245.1	$0.7	$(103.1)	$-	$3,142.7

See accompanying notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31

(Cdn$ millions)	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES
Net income	$40.9	$65.2
Add items not involving cash:
Unrealized loss on risk management contracts (Note 7)	21.8	148.6
Accretion of asset retirement obligation (Note 6)	3.1	3.5
Depletion, depreciation, amortization and impairment (Note 4)	129.3	66.0
Unrealized gain on foreign exchange	(7.3)	(9.6)
Gain on disposal of petroleum and natural gas properties	-	(87.9)
Deferred tax (recovery) expense	(0.3)	19.1
Other (Note 11)	0.9	1.2
Net change in other liabilities (Note 11)	(3.9)	(14.0)
Change in non-cash working capital (Note 11)	(26.7)	11.7
	157.8	203.8

CASH FLOW FROM FINANCING ACTIVITIES
Issue (repayment) of long-term debt under revolving credit facilities, net	124.2	(147.3)
Issue of shares	0.3	0.4
Cash dividends paid	(60.3)	(59.7)
	64.2	(206.6)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(18.9)	(12.7)
Disposals of petroleum and natural gas properties	-	168.8
Property, plant and equipment development expenditures	(162.9)	(142.4)
Exploration and evaluation expenditures	(23.4)	(16.6)
Net reclamation fund withdrawals	0.7	2.1
Change in non-cash working capital (Note 11)	(17.5)	3.8
	(222.0)	3.0
INCREASE IN CASH AND CASH EQUIVALENTS	-	0.2
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0.5	2.0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$0.5	$2.2

The following are included in cash flow from operating activities:

Income taxes paid in cash	$-	$1.7
Interest paid in cash	$2.6	$1.6

See accompanying notes to the Condensed Consolidated Financial Statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2012 and 2011

(all tabular amounts in Cdn$ millions, except per share amounts)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements (the “financial statements”) were prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

All accounting policies and methods of computation followed in the preparation of these financial statements are the same as those disclosed in Note 3 of ARC’s audited Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010.

The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. Any reference to the “Company” or “ARC” throughout these financial statements refers to the Company and its subsidiaries. All inter-entity transactions have been eliminated.

The financial statements have been prepared on the historical cost basis with the exception of the following which are measured at fair value:

•	available-for-sale assets; and
•	derivative financial instruments.

These financial statements were authorized for issue by the Board of Directors on May 2, 2012

3.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS (“E&E”)

The following table reconciles ARC’s E&E assets:

E&E
Balance, December 31, 2010	$74.4
Additions	113.3
Balance, December 31, 2011	$187.7
Additions	23.4
Balance, March 31, 2012	$211.1

4.	PROPERTY, PLANT AND EQUIPMENT

The following table reconciles ARC’s property, plant and equipment:

Cost	Development and Production Assets	Administrative Assets
Balance, December 31, 2010	$4,699.3	$41.4
Additions	818.3	3.6
Assets reclassified as held for sale	(13.0)	-
Balance, December 31, 2011	$5,504.6	$45.0
Additions	154.3	1.1
Assets reclassified from held for sale	5.3	-
Balance, March 31, 2012	$5,664.2	$46.1

Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2010	$(394.4)	$(3.1)
Depletion, depreciation and amortization	(430.6)	(5.7)
Impairment loss	(71.9)	-
Accumulated depletion reclassified as held for sale	1.7	-
Balance, December 31, 2011	$(895.2)	$(8.8)
Depletion, depreciation and amortization	(127.7)	(1.6)
Accumulated depletion reclassified from held for sale	(0.7)	-
Balance, March 31, 2012	$(1,023.6)	$(10.4)

Carrying amounts
As at December 31, 2011	4,609.4	36.2
As at March 31, 2012	4,640.6	35.7

For the three months ended March 31, 2012 $8.2 million (2011 - $3.7 million) of direct and incremental general and administrative expenses were capitalized to property, plant and equipment.

The following table reconciles ARC’s assets held for sale:

Assets held for sale
Balance, December 31, 2010	$123.9
Additions	11.3
Disposals	(130.6)
Balance, December 31, 2011	$4.6
Reclassified to development and production assets	(4.6)
Balance, March 31, 2012	$-

5. LONG-TERM DEBT

	March 31, 2012	December 31, 2011
Syndicated credit facilities:
Cdn$ denominated	$448.0	$319.9
US$ denominated	-	-
Working capital facility	-	3.9
Senior notes:
Master Shelf Agreement:
5.42% US$ Note	56.2	57.2
4.98% US$ Note	50.0	50.9
2004 Note Issuance
4.62% US$ Note	19.2	19.6
5.10% US$ Note	24.0	24.4
2009 Note Issuance
7.19% US$ Note	67.5	68.6
8.21% US$ Note	34.9	35.6
6.50% Cdn$ Note	29.0	29.0
2010 Note Issuance
5.36% US$ Note	149.9	152.6
Total long-term debt outstanding	$878.7	$761.7

Of the total amount of long-term debt outstanding at March 31, 2012, $39.9 million is classified as current as it will be repaid or refinanced within the next twelve months ($40.5 million at December 31, 2011).

The fair value of all senior notes as at March 31, 2012 is $466.1 million compared to a carrying value of $430.7 million ($467.1 million compared to $437.9 million as at December 31, 2011).

6.	ASSET RETIREMENT OBLIGATIONS

The following table reconciles ARC’s provision for asset retirement obligations:

	Three Months Ended March 31, 2012	Year Ended December 31, 2011
Balance, beginning of period	$496.4	$381.7
Increase in liabilities relating to development activities	2.5	6.3
Increase (decrease) in liabilities relating to change in estimate and discount rate	(29.3)	105.6
Settlement of reclamation liabilities during the period	(3.7)	(8.4)
Accretion expense	3.1	13.4
Reclassified from (as) liabilities associated with assets held for sale	1.6	(2.2)
Balance, end of period	$470.6	$496.4

7.	RISK MANAGEMENT CONTRACTS

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at March 31, 2012:

Financial WTI Crude Oil Contracts
Term		Contract	Volume	Bought Put	Sold Put	Sold Call	Bought Call
			bbl/d	US $/bbl(1)	US $/bbl(1)	US $/bbl	US $/bbl(1)
1-April-12	31-Dec-12	Collar	1,000	$90.00	-	$90.00(2)	-
1-April-12	31-Dec-12	3-Way	5,000	$90.00	$60.00	$90.00(2)	-
1-April-12	31-Dec-12	3-Way	3,000	$90.00	$70.00	$90.00(1)	-
1-April-12	31-Dec-12	3-Way	1,000	$90.00	$70.00	$90.00(1)	-
1-April-12	31-Dec-12	3-Way	3,000	$90.00	$65.00	$90.00(1)	-
1-April-12	31-Dec-12	3-Way	1,000	$90.00	$60.00	$90.00(1)	-
1-April-12	31-Dec-12	3-Way	1,000	$90.00	$60.00	$90.00(1)	-
1-April-12	31-Dec-12	3-Way	2,000	$90.00	$60.00	$100.00(2)	-
1-Jan-13	31-Dec-13	3-Way	2,000	$90.00	$60.00	$100.00(2)	-
1-Jan-13	31-Dec-13	3-Way	4,000	$95.00	$65.00	$105.00(2)	-
1-Jan-13	31-Dec-13	Collar	2,000	$100.00	-	$110.00(2)
1-Jan-13	30-Jun-13	Collar	2,000	$90.00	-	$110.00(2)	-

(1)	Settled on the monthly average price
(2)	Settled on the term average price

Financial WTI Crude Oil Swap Contracts(3)
Term		Contract	Volume	Sold Swap
			bbl/d	US$/bbl
1-April-12	31-Dec-12	Swap	1,000	$90.00
1-Jan-13	30-Jun-13	Swap	2,000	$90.08
(3)	Settled on the monthly average price

Financial WTI Crude Oil 1st vs 2nd Month Calendar Spread Contracts(4)
Term		Contract	Volume	Spread
			bbl/d	US$/bbl
1-Apr-12	31-Dec-12	Swap	4,000	$0.12
1-Jan-13	31-Dec-13	Swap	2,000	$0.40
1-Jan-13	31-Dec-13	Put	2,000	$0.40
(4)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average

Financial AECO Natural Gas Swap Contracts(5)
Term		Contract	Volume	Sold Swap
			mmbtu/d	US$/mmbtu
1-Apr-12	31-Oct-12	Swap	50,000	$2.50
1-Nov-12	31-Dec-12	Swap	150,000	$2.85
(5)	AECO Monthly (7a) Index $US/mmbtu

Financial NYMEX Natural Gas Swap Contracts(6)
Term		Contract	Volume	Sold Swap
			mmbtu/d	US$/mmbtu
1-Apr-12	31-Oct-12	Swap	170,000	$3.99
1-Nov-12	31-Dec-12	Swap	25,000	$5.08
(6)	Last Day Settlement

Financial NYMEX Natural Gas Contracts(7)
Term		Contract	Volume	Bought Put	Sold Call
			mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jan-13	31-Dec-13	Collar	40,000	$3.25	$4.00
(7)	Last Day Settlement

Term		Contract	Volume	Fixed Sold Swap	Ratio Sold Swap
			mmbtu/d	US$/mmbtu(8)	AECO/NYMEX (9)
1-Apr-12	31-Oct-12	L3d Settlement	15,000	($0.4067)
1-Apr-12	31-Oct-12	Ld Settlement	75,000	($0.5276)
1-Apr-12	31-Dec-12	Ld Settlement	20,000	-	0.9012%
1-Nov-12	31-Dec-12	Ld Settlement	50,000	($0.6035)
(8)	ARC receives Nymex price based on Last Day (Ld) or Last 3 Day (L3d) settlement less fixed basis; ARC pays AECO (7a) monthly index $US/mmbtu
(9)	ARC receives Nymex price based on Last Day (Ld) settlement multiplied by AECO/NYMEX $US/mmbtu ratio; ARC pays AECO (7a) monthly index $US/mmbtu

Financial Electricity Heat Rate Contracts (10)
Term		Contract	Volume	AESO Power	AECO 5(a)	multiplied	Heat Rate
			MWh	$C/MWh	$C/GJ	by	GJ/MWh
1-Apr-12	31-Dec-12	Heat Rate Swap	15	Receive AESO	Pay AECO 5(a)	X	9.10
1-Jan-13	31-Dec-13	Heat Rate Swap	10	Receive AESO	Pay AECO 5(a)	X	9.15
(10)	Alberta Power Pool (monthly average 24x7); AECO Monthly (5a) Index

Financial Electricity Contracts (11)
Term		Contract	Volume	Bought Swap
			MWh	C$/MWh
01-Apr-12	31-Dec-12	Swap	5	$72.50
(11)	Alberta Power Pool (monthly average 24x7)

At March 31, 2012, the net fair value liability associated with ARC’s risk management contracts was $20.8 million ($2.8 million asset at December 31, 2011).

8.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Three Months Ended March 31, 2012	Year Ended December 31, 2011
Common shares, beginning of period	288,895	284,379
Dividend reinvestment program	1,165	4,516
Common shares, end of period	290,060	288,895

  Net income per common share has been determined based on the following:

(thousands of shares)	Three Months Ended March 31, 2012	Year Ended December 31, 2011
Weighted average common shares	289,496	286,593
Diluted common shares	289,496	286,593

Dividends for the three months ended March 31, 2012 and 2011 were $0.30 per share.

For the period ended March 31, 2012 the share options outstanding were anti-dilutive and were not included in the diluted common shares calculation. Refer to Note 9 for further information regarding the share option plan.

On April 16, 2012 the Board of Directors declared a dividend of $0.10 per common share, payable in cash, to shareholders of record on April 30, 2012. The dividend payment date is May 15, 2012.

9.	LONG TERM INCENTIVE PLANS

The following table summarizes the RSU, PSU and DSU movement for the three months ended March 31, 2012:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, beginning of period	852	1,445	64
Granted	173	288	16
Distributed	(223)	(318)	-
Forfeited	(16)	(5)	-
Balance, end of period	786	1,410	80

Compensation charges relating to the RSU & PSU and DSU Plans can be reconciled as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011
General and administrative expense	8.1	0.7
Operating expense	1.3	1.1
Property, plant and equipment	0.4	(0.1)
Total compensation charges	$9.8	1.7
Cash payments	$24.2	14.3

At March 31, 2012, $22.3 million of compensation amounts payable were included in accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheet ($35.0 million at December 31, 2011), and $16.4 million was included in long-term incentive compensation liability ($18.5 million at December 31, 2011). A recoverable amount of $0.6 million was included in accounts receivable at March 31, 2012 ($0.9 million at December 31, 2011).

Share Option Plan

ARC recorded compensation expense of $0.2 million relating to the share option plan for the three months ended March 31, 2012 (nominal amount for the three months ended March 31, 2011).

The number of share options outstanding and related exercise prices are as follows:

	Number of share options outstanding	Weighted average exercise price
Balance, beginning of year	419,282	$27.11
Granted	-	-
Exercised	-	-
Forfeited	(1,607)	27.11
Balance, March 31, 2012	417,675	$27.11
Exercisable, March 31, 2012	-	$-

10. COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at March 31, 2012:

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	39.9	89.7	534.9	214.2	878.7
Interest payments (2)	24.2	41.2	30.8	37.2	133.4
Reclamation fund contributions (3)	4.2	7.6	6.6	56.7	75.1
Purchase commitments	44.8	22.2	11.5	6.8	85.3
Transportation commitments	34.5	60.0	32.6	3.2	130.3
Operating leases	11.0	18.2	16.2	59.4	104.8
Risk management contract premiums (4)	0.6	2.3	-	-	2.9
Total contractual obligations	159.2	241.2	632.6	377.5	1,410.5
(1)	Long-term and current portion of long-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 7). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at March 31, 2012 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

11. SUPPLEMENTAL DISCLOSURES

Income Statement Presentation

ARC’s statement of income is prepared primarily by nature of expense, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statement of income.

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Operating	$7.7	$6.5
General and administrative	21.4	12.7
Total employee compensation costs	$29.1	$19.2

Cash Flow Statement Presentation

The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities.

Changes in Non-Cash Working Capital

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Accounts receivable	$15.6	$(4.5)
Accounts payable and accrued liabilities	(59.7)	22.0
Prepaid expenses	(0.1)	(2.0)
Total	(44.2)	15.5

Operating activities	(26.7)	11.7
Investing activities	(17.5)	3.8
Total	$(44.2)	$15.5

  Other Non-Cash Items

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Non-cash lease inducement	$(0.5)	$1.9
Loss (gain) on short term investments	1.2	(0.7)
Share option expense	0.2	-
Total other non-cash items	$0.9	$1.2

Net Change in Other Liabilities

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Long-term incentive compensation liability	$(2.1)	$(11.5)
Risk management contracts	1.9	-
Asset retirement obligations	(3.7)	(2.5)
Total other liabilities	$(3.9)	$(14.0)